Exhibit 2.1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”) effective as of December 18, 2015 (the “Effective Date”), is by and between Emerald Oil, Inc., Emerald NWB, LLC, and Emerald WB, LLC, (individually and collectively hereinafter “Seller”) and Angelus Private Equity Group (or assigns), a Texas Limited Liabilty corporation (“Buyer”). Each of Seller and Buyer are referred to herein individually as a “Party” and collectively as the “Parties.” The Parties hereby agree as follows:

1.                  Sale and Consideration. The Parties hereto agree to enter into a transaction pursuant to which Seller conveys, assigns, grants and sells to Buyer, without warranty of title of any kind, all of Seller’ right, title and interest in and to (i) the oil and gas leases set forth on Exhibit A as to all depths owned, and including any rights, privileges, surface, reversionary or remainder interests which relate to the leases (the “Seller Leases” or the “Leases”); and (ii) the wells described on Exhibit B (the “Seller Wells,” and collectively with the Seller Leases, the “Seller Interests”). Subject to the terms and conditions of this Agreement, at Closing (as defined below), as consideration for the purchase of the Seller Interests, Buyer shall pay Seller the sum of $9,750,000.00 (the “Seller Interests Purchase Price”).

2.                  Deposit. In connection with the execution of this Agreement, Buyer shall wire the amount of $2,000,000 to an Escrow Agent acceptable to both Buyer and Seller (the “Buyer Deposit”) no later than one Business Day (defined below) after this Agreement is executed.

3.                  Closing. Consummation of the purchase and sale transactions contemplated by this Agreement (the “Closing”) shall occur no later than January 22, 2016 (the “Closing Date”) at 9:00 a.m. at Seller’s offices at 200 Columbine, Suite 500, Denver, CO 80206, or at an alternate location or in another manner that is otherwise agreed to by the Parties.

4.                  Payment Due at Closing. At the Closing Seller will apply the Buyer Deposit to the Seller Interests Purchase Price, and Buyer shall pay Seller the difference between the Seller Interests Purchase Price and the Buyer Deposit (such amount being equal to $7,750,000) (the “Net Purchase Price”), subject to any appropriate adjustment as provided herein, by wire transfer to Buyer in immediately available funds.

5.                  Return of a Percentage of the Deposit. In the event that the transactions contemplated by this Agreement are not consummated for any reason whatsoever after the termination of the Due Diligence Period (defined below), then Seller shall retain one million dollars ($1,000,000.00) of the Buyer Deposit, and Seller shall return the balance of the Buyer Deposit ($1,000,000.00) to Buyer within three Business Days of the termination of the Agreement, which one million dollars ($1,000,000.00) shall constitute the maximum amount of any damages that Buyer would be liable to Seller for any failure to consummate the transactions contemplated by this Agreement.  In the event that the Buyer delivers notice to Seller that it elects not to proceed with transactions contemplated by this Agreement prior to the end of the Due Diligence Period, then Buyer shall return the full Buyer Deposit to Seller.

6.                  Obligations at Closing. No later than the Closing Date, Seller shall deliver to Buyer, to be effective as of the Effective Date, (i) all of its interests in the Seller Interests, subject to existing leasehold burdens, in their pro rata interests based on ownership in the Seller Leases, in the county, state, federal and fee assignment forms (as applicable) set forth in Exhibit C, and shall not create any additional burdens other than those found in each of the Billings, Dunn, McKenzie, Bowman, Richland, Golden Valley and Stark County records as of the Effective Date, and (ii) appropriate federal and state forms of assignment for each of the appropriate federal and state oil and gas leases. Buyer shall pay the Net Purchase Price as set forth in paragraph 4 above. In addition, each Party shall deliver to the other Party such other instruments necessary to transfer the Seller Interests and the operations thereon, as the case may be, to Buyer.

7.                  Seller’s Representations. With regard to the Seller Interests, the Seller represents to Buyer, to the best of its knowledge, the following:

(a)                There are no preferential rights, rights of first refusal or similar rights in third parties which apply to the Seller Interests, or the Seller shall obtain appropriate waiver(s) of any such rights by the Closing Date, and all necessary consents, approvals and other restrictions on the transfer, sale or assignment of the Seller Interests shall have been waived or obtained, or the time period within which such rights may be exercised shall have expired, provided that if a consent or right as aforesaid cannot be timely obtained or waived, the transaction may be restructured in a mutually agreeable manner;

(b)               There are no material actions, suits, investigations or proceedings pending or threatened against Seller with respect to the Seller Interests, or other set of circumstances with respect to the Seller Interests that would constitute grounds for any action, suit, investigation or proceeding to be pending or threatened against Seller, in any court or by or before any state, local or federal governmental entity or regulatory agency, whether in the public domain or confidential as between Seller and any such governmental or regulatory agency. There are no liens, encumbrances, or restrictions on, or other contracts affecting, the Seller Interests except the Permitted Encumbrances set forth in Exhibits D and E. “Permitted Encumbrances” include (i) lessors’ royalties, overriding royalties, net profits interests, production payments, and similar burdens existing prior to the Effective Date; (ii) statutory liens for taxes that are not yet due and payable; (iii) all consent rights, required notices or other actions customarily sought after such conveyance; (iv) easements, rights-of-way, permits, surface leases and other rights or any restriction on access that do not materially interfere with the operation of the affected lease; (v) the gas purchase contract set forth in Exhibit D; (vi) the operating agreements, mortgages and contracts set forth in Exhibit E, and the liens created therein; and (vii) those instruments of record in the respective counties affecting title.

(c)                Buyer has paid all applicable rentals, if required, and performed all necessary operations in a timely fashion so as to maintain the Leases in full force and effect pursuant to the terms of the Leases, the rules and regulations of the Bureau of Land Management with respect to federal oil and gas Leases, the rules and regulations of the Commissioner of Public Lands for the State of North Dakota with respect to state oil and gas Leases, and all other applicable laws and regulations. For those of the Seller Leases that are past their primary terms, Seller represents to the best of its knowledge that it has taken or caused to be taken all necessary actions as required by state and federal regulations, including but not limited to required drilling and/or ongoing operational activity, to maintain the Leases and appropriate title in and to the those certain Seller Leases, so that the Seller Leases may be properly transferred to Buyer.

8.                  All Parties’ Representations and Warranties. Each Party, individually and with respect to itself only, hereby represents and warrants to the other Parties the following:

(a)                Each Party is duly organized, validly existing and in good standing under the laws of the state of its incorporation, organization, or formation, and is qualified to do business and is in good standing in the respective States of North Dakota, Texas and Montana, and in every other jurisdiction where the failure to so qualify would have a material adverse effect on its ability to execute, deliver and perform this Agreement and the other agreements contemplated herein.

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(b)               Each Party has all requisite power and authority to (i) own, lease, or operate its assets and properties and to carry on the business as contemplated hereunder, and (ii) enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby, including the ownership of interests in oil and gas leases.

9.                  Buyer’s Representations and Warranties. Each Buyer entity represents and warrants the following:

(a)                They are acquiring the Seller Interests for its own account for use in its trade or business, and not with a view toward or for sale in connection with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended.

(b)               They each are sophisticated in the evaluation, purchase, operation and ownership of oil and gas properties. In making its decision to enter into this Agreement and to consummate the transaction contemplated herein, they have or will rely solely on their own independent investigation and evaluation of the Seller Interests, and they have and will satisfy themselves as to the physical condition and the environmental condition of the Seller Interests.

10.              Access to Data and Records. The consummation of the transactions contemplated by this Agreement is subject to the review and approval of title and due diligence. As soon as practicable after this Agreement is executed by the Parties, Seller agrees to provide Buyer access to its files in its office or electronic access (via virtual data room or Dropbox) to inspect and copy all of Seller’s copies of the Seller Leases and Seller Wells, any and all of the available supporting data, including, but not limited to a copy of each oil and gas lease, paid draft and/or check, lease purchase report, title checks (run sheet and/or take-offs), proof of payment on rental bearing leases, correspondence with any governmental agency or entity, right of way and surface use agreements, contracts, abstract of title, title opinions and any other pertinent documents or information related to the Seller Interests and the lands and depths to be assigned to Buyer (the “Data and Records”). Buyer has until 5:00 p.m. MDT on December 24, 2015 (the “Due Diligence Period”) to perform due diligence related to the Seller Interests. During the Due Diligence Period any Lease Title Defects (as defined below) discovered by Buyer shall be communicated to Seller, in accordance with the notice provisions herein provided, no later than the last day of the Due Diligence Period or shall be deemed forever waived.

11.              Lease Title Defects.

(a)                “Lease Title Defects” shall be defined as defects that would normally be considered by reasonable and prudent oil and gas industry participants to (i) cause Buyer to receive less than the net acres and/or the net revenue interest in the Seller Leases set forth in this Agreement as to the interests intended to be conveyed, (ii) subject, with regard to oil and gas leases covering fee minerals only, Buyer to onerous or objectionable lease provisions that materially increase, or potentially materially increase, the Lease obligations, or decrease, or potentially materially decrease, the rights and/or interests of Buyer. Buyer acknowledges that oil and gas leases covering state and federal minerals subject a lessee to stringent conditions and stipulations, and Buyer agrees that no provision in a state or federal lease will be considered a Lease Title Defect. Buyer further agrees that the gas purchase contract set forth in Exhibit D is not a Lease Title Defect.

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(b)               In the event any Lease Title Defect is not cured to the reasonable satisfaction of Buyer by the Closing Date, then Buyer shall have the unilateral right to (i) as to the properties and only as to those properties associated with said defect, extend the Closing Date for thirty (30) days in order to allow Seller additional time in which to cure the Lease Title Defects to the reasonable satisfaction of Buyer but shall proceed to close on the remaining Seller interest less said Seller interest in lands Buyer has claimed to be in defect; and (ii) proceed with the Closing pursuant to a mutual agreement between the Parties as to substitution of property for the interest affected by the Lease Title Defects;

(c)                In the event Buyer identifies one or more Lease Title Defect(s) that in its reasonable, good faith opinion, collectively exceeds greater than 20% of the Purchase Price, then Buyer may provide written notice of the Lease Title Defect(s) to Seller, and provide Seller a thirty day period (the “Cure Period”) beginning on the first day after the end of the Due Diligence Period to (x) cure the Lease Title Defect(s), or (y) advise Buyer that the Lease Title Defect(s) cannot be cured within the Cure Period. If Seller and Buyer do not agree as to the validity of whether or not the defect is in fact a defect, for whatever reason, and there is no obligation for Seller to cure a Lease Title Defect in this Agreement, then the Parties shall proceed as follows:

                                            i.                        If the aggregate value (as set forth in the attached Exhibit (__), Schedule of Allocated Values), of the Lease Title Defect(s) collectively exceeds greater than 20% of the Purchase Price, then the Parties shall agree to appoint and engage one title expert who is a title attorney with at least ten years of title experience, who practices oil and gas law in the Williston Basin and is licensed in North Dakota. The title expert (the “Title Expert”) will evaluate the Lease Title Defect(s) identified by Buyer, and shall solicit a statement or report from each of Seller and Buyer regarding such Lease Title Defect(s), and no Party will have any ex-parte communications with the Title Expert. The Title Expert will then make a final determination regarding whether a Lease Title Defect(s) exists, and if so, then the Title Expert shall determine the value of such Lease Title Defect(s) as follows:

A.	If the Lease Title Defect(s) is in the nature of a lien, contract, defect or identified claim, then the value of the Lease Title Defect(s) shall be in the amount as depicted in Exhibit (__) Schedule of Allocated Values.

B.	If the Lease Title Defect(s) is a discrepancy between Seller’s actual Net Mineral Acres for any Lease and the net mineral acres attributed to the Lease on Exhibit A, then the value shall be in accordance with the value associated therewith in the attached Exhibit (__), Schedule of Allocated Values.

The Title Expert’s determination regarding the existence and value of the Lease Title Defect shall serve as a final decision, and each of Seller and Buyer hereby agree to be bound by the decision of the Title Expert.

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                                          ii.                        If the Title Expert determines that the value of the Lease Title Defect(s) does not exceed the 20% Limitation (defined below), then the Parties shall proceed to close the transaction, and the Net Purchase Price to be paid by Buyer shall be appropriately reduced, and Seller shall pay the costs and fees of the Title Expert.

                                        iii.                        Notwithstanding the foregoing, in the event a Title Expert is retained pursuant to this paragraph 11(c), then the aggregate value of any Lease Title Defect(s) quantified by the Title Expert shall be offset by any title benefit discovered in the due diligence process and received by Buyer at the Closing.

(d)               In the event the Title Expert determines that the value of the Lease Title Defect(s) exceeds twenty percent (20%) of the Purchase Price in the Seller Leases and Wells to be conveyed to Buyer pursuant to the terms of this Agreement (the “20% Limitation”), then Buyer shall elect, in its sole and absolute discretion, to either (a) terminate this Agreement in accordance with paragraph 12, or (b) waive sufficient Lease Title Defect(s) so that the Lease Title Defects do not exceed the 20% Limitation and proceed to Closing.

12.              Termination. Buyer and Seller agree that Buyer may terminate this Agreement if the aggregate sum of the uncured and unwaived Lease Title Defects exceed the 20% Limitation, in which case the provisions of paragraph 5 above shall apply.

13.              Allocation of Liabilities.

(a)                Buyer agrees to assume, pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the Seller Interests and release Seller from all losses (including civil fines, penalties, costs of remediation and expenses for the modification, repair or replacement of facilities on the lands) brought or assessed by any and all persons, including any government entity, as a result of any damage to, destruction or loss of property, and any damage (environmental or otherwise) to natural resources (including soil, air, surface water or groundwater) to the extent it is directly or indirectly caused by or involves any condition of the Seller Interests, created or attributable to periods of time from and after the Effective Date, including the presence, disposal or release of any hazardous material of any kind from the Seller Interests; and

(b)               Seller agrees to retain, pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the Seller Interests and release Buyer from all losses (including civil fines, penalties, costs of remediation and expenses for the modification, repair or replacement of facilities on the Seller Interests) brought or assessed by any and all persons, including any government entity, as a result of any damage to, destruction or loss of property, and any damage (environmental or otherwise) to natural resources (including soil, air, surface water or groundwater) to the extent it is directly or indirectly caused by or involves any condition of the Seller Interests, created or attributable to periods of time prior to the Effective Date, including the presence, disposal or release of any hazardous material of any kind from the Seller Interests.

14.              Indemnity. Each Party shall, from and after the Closing, indemnify and hold harmless the other Party and its current and former affiliates, and each of their respective officers, directors, employees, agents, advisors and other representatives and their successors and assigns (each an “Indemnified Party”) from and against any and all losses arising from, based upon, related to or associated with the liabilities assumed by each Party in paragraph 15 (each an “Indemnified Claim”). THE INDEMNITIES SET FORTH IN THIS AGREEMENT APPLY REGARDLESS OF WHETHER: (I) THE INDEMNIFIED PARTY (OR ITS EMPLOYEES, AGENTS, CONTRACTORS OF ANY TIER, SUCCESSORS OR ASSIGNS) CAUSES, IN WHOLE OR PART, AN INDEMNIFIED CLAIM; (II) AN INDEMNIFIED CLAIM ARISES OUT OF OR RESULTS FROM THE INDEMNIFIED PARTY’S (OR ITS EMPLOYEES, AGENTS, CONTRACTORS OF ANY TIER, SUCCESSORS OR ASSIGNS) SOLE OR CONCURRENT NEGLIGENCE, (III) THE INDEMNIFIED PARTY (OR ITS EMPLOYEES, AGENTS, CONT`RACTORS OF ANY TIER, SUCCESSORS OR ASSIGNS) IS DEEMED TO BE STRICTLY LIABLE, IN WHOLE OR IN PART, FOR AN INDEMNIFIED CLAIM; OR (IV) ANY PART OF AN INDEMNIFIED CLAIM IS THE RESULT OF THE IMPOSITION OF PUNITIVE DAMAGES. ALL INDEMNITIES SET FORTH IN THIS AGREEMENT EXTEND TO THE OFFICERS, DIRECTORS, EMPLOYEES AND AFFILIATES OF AN INDEMNIFIED PARTY, AND COVER THE ACTS AND OMISSIONS OF THE OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS OF ANY TIER, SUCCESSORS AND ASSIGNS OF AN INDEMNIFIED PARTY. NOTWITHSTANDING THE FOREGOING, THE INDEMNITIES SET FORTH IN THIS AGREEMENT SHALL NOT APPLY IN THE CASE OF LOSSES DIRECTLY RESULTING FROM AN INDEMNIFIED PARTY’S OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

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15.              Annual Rentals and Reimbursements. Annual rentals on the State of North Dakota oil and gas leases are due every anniversary date regardless of production and annual delay rentals on United States oil and gas leases are due during the primary term and subsequent extended terms of years. In addition, federal and state rights-of-way may include the requirement to make annual or periodic payments to perpetuate the right-of-way. For purposes of allocating the costs of such rental payments, Seller will make such payments for any rental payment due and owing on any of the Seller Leases whose anniversary date or rental payment date is on or before the Closing Date, but as to rentals due after the Closing Date, Seller shall not be liable for any failure if such payments are not actually made. Buyer will copy Seller with any correspondence and photocopy of the check for rentals paid after the closing date on the Seller Leases. Buyer shall reimburse Seller for that portion of any rental payment or other periodic payments made on the State of North Dakota and/or Federal oil and gas leases and rights-of-way pertaining to the Seller Leases for that portion of the payment that is applicable to each month after the Closing Date, and thereafter.

16.              Disclaimer – Representations and Warranties. Buyer acknowledges and agrees that the Seller Interests are being assigned from Seller to Buyer “AS-IS, WHERE-IS”, and with all faults in their present condition and state of repair, without recourse. Except as expressly set forth in this Agreement, Seller hereby disclaims any and all representations and warranties concerning the Seller Leases, express, statutory, implied, or otherwise, including without limitation, any warranty of title, the quality of hydrocarbon reserves, the quantity of hydrocarbon reserves, future commodity prices, condition (physical or environmental), compliance with applicable Laws, absence of defects (latent or patent), safety, state of repair, merchantability or fitness for a particular purpose, and Buyer expressly releases Seller from the same.

17.              Disclaimer – Statements and Information. Except as expressly set forth in this Agreement, Seller disclaims any and all liability and responsibility for and associated with the quality, accuracy, completeness or materiality of the data, information and materials furnished, whether orally or in writing, at any time to Buyer, its officers, agents, employees and Affiliates in connection with the transaction contemplated herein and Buyer expressly releases Seller from the same.

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18.              Further Assurances. From and after the Closing, at the request of Buyer but without further consideration, Seller will execute and deliver, or use reasonable efforts to cause to be executed and delivered, such other instruments of conveyance and take such other actions as Buyer reasonably may request to more effectively put Buyer in possession of any property or assets which the Parties intended to be conveyed to Buyer, and to transfer the operations and management of the Seller Interests to Buyer. In connection with these efforts, Seller shall deliver to Buyer original or copies of all Data and Records after the Closing Date, but in any case no later than February 20, 2016. Seller, at their discretion, may keep a photocopy of the file, if Seller delivers the original file.

19.              Hazardous Substances. The Parties acknowledge that the Seller Leases may contain NORM or other potentially-hazardous substances, and that special procedures may be required for the assessment, remediation, removal, transportation, or disposal of said NORM or other potentially-hazardous substances.

20.              Gas Purchase Contract. The gas purchase contract(s) identified on Exhibit D burdens one or more of the Seller Leases. Buyer acknowledges that, unless it either secures a release of the contract or negotiates a substitute contract with the current gas purchaser, Buyer will take the Seller Leases subject to the gas purchase contract.

21.              Entire Agreement. This Agreement states the entire agreement between the Parties and may be supplemented, altered, amended, modified or revoked by writing only, signed by both Parties.

22.              Non-Foreign certification. At Closing, Seller and Buyer shall each execute a certification of non-foreign status, in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2), in form and substance substantially similar to that set forth on Exhibit F.

23.              Survival. The representations and warranties contained in this Agreement shall survive the Closing and remain in full force and effect until December 31, 2016 at 5:00 p.m. MST, at which time they shall terminate. The covenants and performance obligations contained in this Agreement that contemplate performance after the Closing shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms, but in any event such covenants and obligations shall terminate on December 31, 2016 at 5:00 p.m. MST.

24.              Non-disclosure and Confidentiality. Except and as and to the extent required by law, neither Buyer nor Seller will make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a transaction between the Parties or any of the terms, conditions, or other aspects of this Agreement or the transaction contemplated thereby, without the prior written consent of the other. The Parties acknowledge that agree that all information, data, agreements, and other materials, whether provided in writing, orally, or electronically, shall be subject to that certain confidentiality agreement dated November 23, 2015.

25.              Section 1031 Exchange. Seller and Buyer hereby agree that each shall have the right at any time prior to Closing to assign all or a portion of its rights under this Agreement to a Qualified Intermediary (as that term is defined in Section 1.1031(k) of the Treasury Regulations) to accomplish the transaction in a manner that will comply, either in whole or in part, with the requirements of a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended; provided, the foregoing shall be without cost or liability to the other Parties, and each Party shall remain fully responsible and liable for all of its obligations and covenants under this Agreement.

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26.              No Third-Party Beneficiaries. Nothing contained in this Agreement shall entitle anyone other than Seller or Buyer, or their authorized successors and assigns, to any claim, cause of action, remedy or right of any kind whatsoever.

27.              Business Day. As used in this Agreement, the term “Business Day” means a day excluding Saturdays, Sundays, and U.S. legal holidays.

28.              Expenses. Parties shall be solely responsible for their own expenses incurred in connection with transactions contemplated in this Agreement, including but not limited to legal, accounting, and investment banking fees incurred.

29.              Incorporation of Exhibits. All of the Exhibits referenced in this Agreement are attached hereto and incorporated herein by such reference. The terms and conditions contained herein shall be binding upon and inure to the benefit of Buyer and Seller and their respective successors and assigns.

30.              No Partnership Created. It is neither the purpose nor the intent of this Agreement to create, and this Agreement shall not be construed as creating, a joint venture, partnership, or other type of association. The Seller is not authorized to act as agent or principal for Buyer and Buyer is not authorized to act as agent or principal for Seller, or any of them, with respect to any matter related hereto, except as specifically provided in this Agreement.

31.              Notices. All notices and communications required or permitted under this Agreement shall be in writing and addressed as follows:

Seller:	Emerald Oil, Inc.

200 Columbine Street, Suite 500

Denver, CO 80112

Attention: General Counsel

Buyer:	[______________]

[______________]

[______________]

Each party may after closing provide a change of address for notice purposes.

32.              Execution in Counterparts. This Agreement may be executed in any number of counterparts, which taken together shall constitute one instrument and each of which shall be considered an original. Fax or PDF signatures shall be considered binding.

33.              Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of North Dakota, notwithstanding conflicts of law provisions.

[Signature pages to follow]

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Each of the Parties hereto evidence its agreement to the terms and conditions of this Agreement by executing it in the space below, effective as of the Effective Date set forth above.

Seller:		BUYER:

Emerald Oil, Inc.		Angelus Private Equity Group, LLC or
assigns

By:		By:
Name:	McAndrew A. Rudisill	Name:
Title:	President & Chief Executive Officer	Title:
Date:	December 18, 2015	Date:	December __, 2015

Emerald NWB, LLC

By:	Emerald Oil, Inc.
Its:	Managing Member

By:
Name:	McAndrew A. Rudisill
Title:	President & Chief Executive Officer
Date:	December 18, 2015

Emerald WB, LLC

By:	Emerald Oil, Inc.
Its:	Managing Member

By:
Name:	McAndrew A. Rudisill
Title:	President & Chief Executive Officer
Date:	December 18, 2015

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Exhibit A:

Seller Oil and Gas Leases

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Exhibit B-1:

Wells from which Net barrels of oil equivalent per day will be delivered

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Exhibit C:

Assignment Form

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Exhibit D:

Permitted Encumberances

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Exhibit E:

Operating Agreements, Mortgages and Contracts

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Exhibit F:

Certification of Non-Foreign Status

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